Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Class A common stock of MSC Industrial Direct Co., Inc. (the “Company”). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 7, 2016, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Managers (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

MSC Industrial Direct Co., Inc.

of

Up to $300,000,000 of Shares of its Class A Common Stock

At a Purchase Price Not Less Than $66.00 Per Share and Not More Than $72.50 per Share

MSC Industrial Direct Co., Inc., a New York corporation (the “Company”), is offering to purchase for cash shares of its Class A common stock, par value $0.001 per share (the “shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $66.00 and not more than $72.50 per share (“Auction Tenders”), or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 7, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company is offering to purchase shares having an aggregate purchase price of no more than $300.0 million.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 4, 2016, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions specified in the Offer to Purchase, including the Financing Condition (as defined in the Offer to Purchase).

The Company’s Board of Directors has authorized the Offer. However, none of the Company, the Company’s Board of Directors, the Dealer Managers, the Depositary (as defined below) or the Information Agent (as defined below) makes any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, shareholders should read carefully the information in, or incorporated by reference into, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. Shareholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

On July 5, 2016, before the Company announced its intention to commence the Offer, the Company and the holders of the Company’s Class B common stock (the “Class B Shareholders”) entered into a stock purchase agreement (the “Purchase Agreement”) pursuant to which the Class B Shareholders have severally agreed not to tender or sell any shares in the Offer and instead have agreed to sell to the Company, following completion of the Offer, a pro rata number of shares of Class A common stock based on the number of shares that the Company purchases in the Offer such that the Class B Shareholders’ aggregate percentage ownership and voting power in the Company will be substantially equal to the Class B Shareholders’ current levels. Pursuant to the Purchase Agreement, the Class B Shareholders have agreed to convert such number of shares of Class B common stock which, together with their holdings of shares of Class A common stock, will be sufficient to sell to the Company the required number of shares of Class A common stock. The purchase pursuant to the Purchase Agreement will be at the same price per share as is determined and paid in the Offer, and is expected to occur on the 11th business day following the Expiration Time. The closing of the purchase pursuant to the Purchase Agreement is subject to the completion of the Offer. Assuming that the Offer is fully subscribed, the aggregate purchase price for the shares purchased pursuant to the Purchase Agreement is anticipated to be approximately $90.0 million. The Class B Shareholders, in the aggregate, beneficially own 14,264,058 shares of the Company’s Class A common stock (including, in the aggregate, 13,085,282 shares of Class B common stock that are immediately convertible on a one-for-one basis into shares of Class A common stock), representing in the aggregate beneficial ownership of approximately 23.16% of the Company’s outstanding Class A common stock as of June 30, 2016.

The purpose of the Offer and the purchase pursuant to the Purchase Agreement is to return capital to the Company’s shareholders. The Company’s Board of Directors determined that, among other things, it is in the best interests of the Company to repurchase shares of its common stock and that at this time the Offer and the purchase pursuant to the Purchase Agreement are a prudent and effective way to do so. In particular, the Company’s Board of Directors believes the modified “Dutch auction” tender offer set forth in the Offer to Purchase is a mechanism that will provide Class A shareholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Conversely, the Offer also affords Class A shareholders the option not to participate and, thereby, to increase their relative percentage interest in the Company.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $66.00 and not more than $72.50 per share (in increments of $0.50), at which they are willing to tender their shares to the Company in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $66.00 and not more than $72.50 per share, that it will pay for shares purchased in the Offer, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $66.00 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. Shareholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. The Purchase Price will be the lowest price per share of not less than $66.00 and not more than $72.50 per share that will enable the Company to purchase the maximum number of shares validly tendered pursuant to the Offer and not validly withdrawn having an aggregate purchase price not exceeding $300.0 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the Purchase Price determined by the Company for the shares is less than the price selected by the shareholder. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. Any shareholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn, as described in the Offer to Purchase.

2

As of June 30, 2016, the Company had 48,374,634 shares of Class A common stock and 13,085,282 shares of Class B common stock issued and outstanding. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $66.00 per share, the minimum Purchase Price pursuant to the Offer, the Company would purchase 4,545,454 shares pursuant to the Offer, which would represent approximately 7.4% of the Company’s outstanding common stock as of June 30, 2016. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $72.50 per share, the maximum Purchase Price pursuant to the Offer, the Company would purchase 4,137,931 shares pursuant to the Offer, which would represent approximately 6.7% of the Company’s outstanding common stock as of June 30, 2016.

In addition, in accordance with the rules of the Securities and Exchange Commission, in the event that shares are validly tendered at or below the Purchase Price having an aggregate purchase price of more than $300.0 million, the Company may exercise its right to purchase up to an additional 2% of the Company’s outstanding shares of Class A common stock (excluding shares held by the Class B Shareholders) without extending the Expiration Time.

Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $300.0 million, the Company will purchase shares:

●	First, from all holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the Purchase Price, and do not validly withdraw them prior to the Expiration Time;

●	Second, from all other shareholders (except for shareholders who tendered shares conditionally for which the condition was not satisfied) who validly tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time), on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate purchase price of $300.0 million; and

●	Third, only if necessary to permit the Company to purchase shares resulting in an aggregate purchase price of $300.0 million, from holders who validly tender (and do not validly withdraw prior to the Expiration Time) shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time.

If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC (as defined in the Offer to Purchase), the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case at the Company’s expense.

Shareholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

If proration of tendered shares is required, the Company will determine the proration factor promptly following the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A. (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer.

3

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC, (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s shares.

The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, or to postpone payment for shares, upon the occurrence of any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, including the Financing Condition, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted such tendered shares for payment, shareholders may withdraw their tendered shares at any time after 5:00 p.m., New York City time, on August 31, 2016. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, the price at which such shares were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares. A shareholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

4

Generally, U.S. shareholders will be subject to U.S. federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares will generally be treated either as (1) a sale or exchange eligible for gain or loss treatment if certain requirements (described in Section 15 of the Offer to Purchase) are satisfied or (2) a distribution in respect of stock from the Company if those requirements (described in Section 15 of the Offer to Purchase) are not satisfied. All shareholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to Georgeson LLC, the information agent for the Offer (the “Information Agent”), or to J.P. Morgan Securities LLC or Credit Suisse Securities (USA) LLC, the dealer managers for the Offer (collectively, the “Dealer Managers”), at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

5

The Depositary for the Offer is:

By First Class Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Registered, Certified or Express Mail, or Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104

Banks, Brokers and Shareholders
Call Toll-Free (800) 248-7690

The Dealer Managers for the Offer are:

383 Madison Avenue New York, NY 10179 Call Toll-Free: (877) 371-5947 Direct: 212-622-4401	Eleven Madison Avenue New York, NY 10010 Call Toll-Free: (800) 318-8219

6